Exhibit 4.1(b)

FIRST AMENDMENT TO WARRANT AGREEMENT

THIS FIRST AMENDMENT TO WARRANT AGREEMENT (the “First Amendment”) is made and entered into as of June 12, 2006, by and between PLACER SIERRA BANCSHARES (“PLSB”) and WELLS FARGO BANK, N.A., a national association (“Wells Fargo”), with reference to that certain Warrant Agreement dated April 19, 2002 between Southwest Community Bank (“Southwest Bank”) and U.S. Stock Transfer Corporation, a California corporation (“U.S. Stock”) (“Warrant Agreement”). PLSB and Wells Fargo are referred to herein as the “Parties.”

WHEREAS, U.S. Stock has previously assigned all of its rights and obligations under the Warrant Agreement to Wells Fargo pursuant to that certain Assignment and Assumption Agreement by and among U.S. Stock, Wells Fargo, PLSB and Placer Sierra Bank, a California banking corporation (“PSB”) dated as of June 9, 2006 (the “Assignment Agreement”);

WHEREAS, Placer Sierra Bank, as successor by merger to Southwest Community Bank, has assigned all of its rights and obligations under the Warrant Agreement to PLSB pursuant to the Assignment Agreement;

WHEREAS, the Parties desire to amend the Warrant Agreement as set forth in this First Amendment; and

WHEREAS, Section 22 of the Warrant Agreement permits the amendment of the Warrant Agreement without the consent of the holders of the Warrants if such amendment does not adversely affect the interests of the holders of Warrant Certificates, as defined in the Warrant Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. The last sentence of Section 7 of the Warrant Agreement is hereby deleted in its entirety and amended to read as follows:

“In accordance with applicable law and regulation, the Warrant Agent shall maintain, in a retrievable database, electronic records of all cancelled or destroyed rights certificates which have been cancelled or destroyed by the Warrant Agent. The Warrant Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Company, the Warrant Agent shall provide to the Company, copies of such electronic records or physical records relating to rights certificates cancelled or destroyed by the Warrant Agent.”

2. Section 12 of the Warrant Agreement is hereby amended in its entirety to read as follows:

“Section 12. Notices to Warrantholders. Upon any adjustment of the Exercise Price pursuant to Section 11, the Company within 20 days thereafter shall: (i) cause to be filed with the Warrant Agent a certificate of its Chief Financial Officer, Controller or the Manager of Financial Reporting setting forth the Exercise Price after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based and setting forth the number of Warrants to be issued under Section 11 hereof, or the number of shares of Common Stock (or portion thereof) purchasable upon exercise of a Warrant after such adjustment in the Exercise Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein; and (ii) cause to be given to each of the holders of record of Warrant Certificates at their respective addresses appearing on the Warrant register written notice of such adjustment by first-class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be made under the provisions of Section 9.5 of the Warrant Certificate.”

3. Section 19 of the Warrant Agreement is hereby amended in its entirety to read as follows:

“Section 19. Maintenance of Office. As long as any of the Warrant Certificates remain unexercised or unconverted, the Company will maintain an office or agency where the Warrant Certificates may be presented for registration, transfer, exchange, or exercise pursuant to the terms of the Agreement, and where notices and demands to or upon the Company in respect of the Warrants, Warrant Certificates, or this Agreement may be serviced. The principal corporate trust office of the Warrant Agent in the City of South St. Paul shall be the office or agency for such purposes, which at the date hereof is:

Wells Fargo Shareowner Services

161 North Concord Exchange

South St. Paul, MN 55075

Attn: Corporate Actions

4. Section 21 of the Warrant Agreement is amended to provide that demands and notices shall be sent to PLSB and the Warrant Agent at the following addresses:

Placer Sierra Bancshares

525 J. Street

Sacramento, California 95814

Attn: General Counsel

Wells Fargo Shareowner Services

161 North Concord Exchange

South St. Paul, MN 55075

Attn: Corporate Actions

5. Exhibit B. The Fee Schedule attached hereto shall constitute the Fee Schedule for purposes of the Agreement.

6. Miscellaneous.

(a). Counterparts. This First Amendment may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(b). Complete Agreement; Warrant Agreement; First Amended Warrant Agreement. The Warrant Agreement and the First Amendment together constitute the entire agreement between the Parties and supercede any prior understandings, agreements or representations and warranties by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof. The Warrant Agreement, as amended hereby, may not be changed or modified in any manner, orally, or otherwise, except is a writing executed by each of the Parties hereto.

(c). Governing Law. This First Amendment shall be governed by and construed in accordance with the laws of the State of California without regard to conflicts of laws principles.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, the Parties hereto have executed this First Amended Warrant on the date first written above.

WELLS FARGO BANK, N.A.

By:	/s/ John D. Baker
Name:	John D. Baker
Title:	Vice President

PLACER SIERRA BANCSHARES

By:	/s/ David E. Hooston
David E. Hooston
Chief Financial Officer

FEE SCHEDULE